UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	033-32497

Owens & Minor 401(k) Savings and Retirement Plan
 (Exact name of registrant as specified in its charter)

Owens & Minor, Inc. 9120 Lockwood Blvd. Mechanicsville, Virginia 23116 (804) 723-7000
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Plan interests in the Owens & Minor 401(k) Savings and Retirement Plan
(Title of each class of securities covered by this Form)

Owens & Minor, Inc. Common Stock, $2 par value (1)
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

 Approximate number of holders of record as of the certification or notice date:  None(2)

(1) Although the duty to file reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), has been terminated with respect to the Owens & Minor 401(k) Savings and Retirement Plan (the "Plan"), the duty to file reports under Section 13(a) or 15(d) remains with respect to Owens & Minor, Inc.'s common stock, $2 par value (the "Common Stock").

(2) The Plan no longer offers Common Stock as an investment option. Therefore, interests in the Plan no longer require registration. Accordingly, this Form 15 is being filed solely to suspend the Plans' duty to file reports under Section 15(d) of the Exchange Act, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Owens & Minor 401(k) Savings and Retirement Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Owens & Minor 401(k) Savings and Retirement Plan

Date: June 17, 2016	By:	/s/ Jay Romans
Jay Romans
Senrior Vice President, Human Resources

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